MAG SILVER CORP. (An exploration stage company) Management Discussion & Analysis For the three and six months ended June 30, 2010
Dated: August 16, 2010

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 West Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681-0894 fax	TSX: MAG NYSE-A: MVG www.magsilver.com info@magsilver.com

OVERVIEW

MAG Silver Corp. (“MAG” or the “Company”) is a mineral exploration and predevelopment company focused on the acquisition, exploration and development of district scale projects located within the Mexican silver belt.  The Company is based in Vancouver, British Columbia, Canada, and its common shares trade on the Toronto Stock Exchange under the symbol MAG and on the NYSE Amex under the symbol MVG.  The Company is a “reporting issuer” in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a “reporting foreign issuer” in the USA.

The following Management Discussion and Analysis (“MD&A”) of MAG focuses on the financial condition and results of operations of the Company for the three and six months ended June 30, 2010 and 2009.  It is prepared as of August 12, 2010 and should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2010, together with the notes thereto and the audited consolidated financial statements for the year ended December 31, 2009, together with the notes thereto.  All dollar amounts referred to in this MD&A are expressed in Canadian dollars except where indicated otherwise.

The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future.  Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company's common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company's common shares are encouraged to consult their own tax advisers.

In December of 2008, London Stock Exchange listed Fresnillo plc (“Fresnillo”) announced an intention to make a hostile bid for all of the outstanding shares of MAG.  Fresnillo, an insider by virtue of its then ownership of 19.8% of MAG (current ownership of MAG is believed to be 17.87%), was in the unique position of also being the majority owner (56%) and operator of the joint venture company Minera Juanicipio S.A. de C.V. ("Minera Juanicipio"), the remaining 44% held by the Company.  On June 18, 2009, in connection with MAG's formal application to the Ontario Securities Commission (“OSC”) to compel Fresnillo to produce critical information needed to complete the independent valuation report for the non-Fresnillo shareholders of the Company, as required by Multilateral Instrument 61-101, the OSC ordered Fresnillo to provide discovery of documents and email records that were germane to Fresnillo's repeated assertions that critical documents concerning Fresnillo's regional development plans incorporating the Juanicipio joint venture property and other information required in connection with the independent valuation of MAG and repeatedly requested by the independent valuator, do not exist.  Within two working days of this order Fresnillo withdrew its intention to make a hostile bid, obviating the need to comply with the OSC order.

During Fresnillo's hostile bid attempt, MAG initiated arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (“ICC”) pursuant to the dispute resolution provisions contained in the Minera Juanicipio Shareholders Agreement.  It has always been MAG's position that an unsolicited hostile bid by Fresnillo is prohibited by the terms of the Shareholders Agreement.  Accordingly, MAG is seeking a ruling as to whether or not Fresnillo may acquire or attempt to acquire control of MAG without the consent of MAG's board in breach of the standstill provisions contained in the Shareholders Agreement.  The Company is also seeking relief in relation to other alleged violations by Fresnillo as operator under the Shareholders Agreement, including damages and other orders arising from Fresnillo's alleged failure to advance development on the Juanicipio property at an appropriate pace consistent with the standards imposed by the Shareholders Agreement. If the Company is successful in its arbitration proceedings, Fresnillo will, among other things, be precluded from launching another bid without MAG's consent.

An arbitral tribunal has been established in the Arbitration proceedings, and on April 20, 2010, the ICC Court provided notice to both MAG and Fresnillo that the procedural terms of reference and a preliminary timetable had both been approved. A hearing on the merits of the arbitration is presently set for the last week of October 2010 in Mexico City, with closing arguments to be submitted in December 2010. As part of the arbitration proceedings, the Company has recently filed various documents and evidence in support of its claims.

2/16

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

In response to and since Fresnillo's intended hostile bid, MAG has accelerated its own exploration programs with the aim of unlocking additional shareholder value from its own portfolio of exploration properties.  Results of the exploration programs on the Company's own properties indicate that both the Cinco de Mayo and Lagartos SE projects have been advanced with significant drill results and are worthy of further exploration work going forward.  At Cinco de Mayo an extensive, near surface, molybdenum and gold mineralized zone has been discovered and work continues to expand and delineate the Pozo Seco molybdenum-gold zone.  Subsequent to the quarter end, the Company announced the release of an initial mineral resource estimate for this discovery prepared by Scott Wilson Roscoe Postle Associates Inc.

See “Review of Operations and Projects” below for more detail on the Company's exploration activities.

Except for historical information contained in this MD&A, the disclosures contained herein are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or are future oriented financial information and as such are based on an assumed set of economic conditions and courses of action.  These may include estimates of future production levels, expectations regarding mine production and development programs and capital costs, expected trends in mineral prices and statements that describe future plans, objectives or goals.  There is significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as discussed under “Risks and Uncertainties” in this MD&A and other risk factors and forward-looking statements listed in the Company's most recently filed AIF.  More information about the Company including its AIF and recent financial reports are available on SEDAR at www.sedar.com and on SEC's EDGAR website at www.sec.gov.

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including reserve estimates was based upon information prepared by or under the supervision of Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”) and or prepared by or under the supervision of Dan MacInnis P. Geo., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“National Instrument 43-101”).

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources

This MD&A uses the terms "Inferred Resources" and “Indicated Resources”. MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101), the U.S. Securities and Exchange Commission (“SEC”) does not recognize these terms. Investors are cautioned that "inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or prefeasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.  Investors are further cautioned not to assume that any part or all of an indicated mineral resource will be converted into reserves.

FINANCIAL PERFORMANCE

At June 30, 2010, the Company had cash on hand of $51,313,141 versus $35,423,333 for the period ended June 30, 2009. The Company's reserves of cash originate from financings.  The increase in cash over the prior period is a result of a completed bought deal financing that closed on May 18, 2010 for net proceeds of $33,171,016 (see “Liquidity and Capital Resources” below).

After deducting interest earned of $46,449 for the three months ended June 30, 2010 compared to interest earned of $53,239 for the comparable 2009 period, the loss for the three months ended June 30, 2010 was $1,405,215 compared to a loss for the same period in 2009 of $4,437,943. The decrease in current quarter's loss as compared to the prior period was primarily due to three factors: no stock based compensation expense was recognized in the current quarter (2009:1,211.099) as no stock options were issued in the quarter (2009: 552,142 stock options issued); there were no mineral property write-offs in the three months ended June 30, 2010 (2009: $491,316); and legal expenses for the current quarter decreased to $569,569 from $1,864,685 in 2009 when MAG was exposed to extensive legal costs for its take-over defense and the protracted proceedings in front of the OSC as a result of Fresnillo's intended hostile bid announced in late 2008.

3/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

After deducting interest earned of $70,836 for the six months ended June 30, 2010 compared to interest earned of $191,964 for the period ended June 30, 2009, the loss for the six months ended June 30, 2010 was $3,526,099 compared to a loss for the same period in 2009 of $9,546,461. There were no mineral property write-offs in the six months ended June 30, 2010 (2009: $3,641,571).

Included in the loss for the six months ended June 30, 2010 was stock compensation expense (a non-cash item) totaling $1,159,401 (2009: $1,260,945).  The fair value of all stock-based compensation is estimated using the Black-Scholes-Merton option valuation model and is recorded in operations or capitalized against properties over the vesting period of the options.  This option pricing model uses various data inputs such as the level of dividends paid, the weighted average volatility of the Company's shares price, an annual risk-free interest rate, an expected term of the option, as well as the market price of the Company's shares at the date of the grant.

Excluding stock compensation expense and the mineral property write-offs, the net loss for the six months ended June 30, 2010 is $2,366,698 (2009: $4,643,945).  This loss for the six months ended June 30, 2010 decreased from the prior year, as general and administrative expenses were less than in the comparable prior period. Specifically, legal costs of $738,559 (2009: $2,490,158), management and consulting fees of $519,271 (2009: $766,761), and shareholder relations costs of $189,665 (2009: $458,238) all decreased in the six months ended June 30, 2010 compared to the prior comparable period when MAG was exposed to substantial professional and administrative costs, particularly for take-over defense and the protracted proceedings in front of the OSC as a result of Fresnillo's intended hostile bid announced in late 2008. General office expenses also decreased in the current period to $365,015 (2009: $595,745) as costs for the Annual General and Special meeting in 2010 were $120,000 less than in 2009 when significant proxy solicitation services were utilized in the Company's take-over defense. Audit and accounting fees for the six months ended June 30, 2010 of $255,086 increased from $164,015 in the comparable prior period, as the Company hired a financial consultant in the current period and also incurred advisory costs on tax and strategic planning in Mexico. Filing and transfer agent fees for the six months ended June 30, 2010 of $105,581 decreased from $189,591 in the comparable 2009 period, as additional listing fees related to the Company's stock option plan amendment approved in late June 2010 have not yet been processed by the relevant regulatory bodies.  Other income and expenses including the foreign exchange loss of $31,640 compared to a 2009 gain of $13,088, and travel expenses of $206,750 in 2010 compared to $167,317 in 2009, were comparable across comparative periods.

SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters:

Quarter Ending	Revenue(1)	Net Loss(2)	Net Loss per share
June 30, 2010	46,449	$(1,358,766)	$(0.03)
March 31, 2010	$24,387	$(2,167,333)	$(0.04)
December 31, 2009	$42,227	$(2,659,433)	$(0.05)
September 30, 2009	$66,189	$(1,284,316)	$(0.03)
June 30, 2009	$53,239	$(4,384,704)	$(0.09)
March 31, 2009	$138,725	$(5,161,757)	$(0.10)
December 31, 2008	$313,847	$(1,610,743)	$(0.04)
September 30, 2008	$446,078	$(381,128)	$(0.01)

Notes:

(1)

The Company's primary source of revenue during the quarters listed above was interest earned on bank balances.  The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced and prevailing interest rates.

(2)

Net losses by quarter are often materially affected by the timing and recognition of large non-cash expenses or write-offs.  When adjusting these non-cash charges the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company's increased exploration and corporate activities over the periods as described above in “Financial Performance”.

REVIEW OF OPERATIONS AND PROJECTS

During the six months ended June 30, 2010, the Company incurred $223,580 on property acquisition costs (2009: $979,505) and $6,145,086 for exploration expenditures (2009: $10,883,615) on MAG's 100% owned properties.  In the period ended June 30, 2010, the Company's exploration activity was focused on its 100% owned Cinco De Mayo property, where $5,415,683 in exploration expenditures were incurred in the period (2009: $5,157,538) and 31,194 metres drilled (2009: 28,481 metres). Exploration on the Company's other 100% owned projects (Salemex, Lagartos SE, Batopilas, and Nuevo Mundo) was minimal in the period amounting to $729,403 compared to $5,726,077 in 2009).

On the Juanicipio property, drilling was conducted by the project operator Fresnillo where the Company's share of costs are funded through its 44% interest in Minera Juanicipio.  Subsequent to the period ended June 30, 2010, the Company announced the commencement of a prefeasibility study on the property (see below).

The following discussion is a summary of, and an update to, disclosure in documentation filed with regulatory agencies and available for viewing under MAG's profile on the SEDAR website at www.sedar.com and on SEC's IDEA website at http://idea.sec.gov.

Juanicipio Property

Minera Juanicipio, held 56% by Fresnillo and 44% by the Company, is a joint venture company that owns and operates the Juanicipio property located in the Fresnillo District, Zacatecas State, Mexico.  Since MAG's mineral discovery there in 2003, the Juanicipio property has been advanced by the joint venture into a significant silver deposit.  The Valdecañas Vein hosts the primary deposit on the property, while the Juanicipio Vein and other targets demonstrate potential for further discoveries. On August 19, 2009 independent engineering firm Wardrop, a Tetra Tech Company, (“Wardrop”) delivered a NI 43-101 scoping study on the Valdecañas Vein. Commissioned by Minera Juanicipio, this preliminary economic assessment for a baseline standalone operation demonstrated very positive economics, even without taking into account the benefit of potential regional synergies from developments completed and/or recently announced on the adjoining property owned by Fresnillo.

The Company's 2010 Minera Juanicipio budget of approximately $2.9M consists of both MAG's pro rata 44% share of the joint venture budget (MAG's share amounting to US$2.6M) and the balance for project expenditures on its own account. At the Minera Juanicipio Board meeting in December of 2009, an exploration budget of US$4.4 million (100%) was approved, including a carryover of an unspent US$400,000 from the 2009 budget for an additional 2,000 metres of drilling. At that time, MAG sought to increase the budget by a further US$1.5 million to fund drilling works, a prefeasibility study and engineering studies on the Juanicipio property. However, it was not until March 16, 2010 that Fresnillo agreed to an amendment to the 2010 budget to include the additional US$1.5 million (100%) engineering budget to fund the prefeasibility study.  Notwithstanding MAG's view that in accordance with industry best practice the then current geological understanding of the Valdecañas Vein justified commencement of a pre-feasibility study, Fresnillo nonetheless required that commencement of the prefeasibility study be subject to completion of a resource audit and update, planned for June 2010 whereby at least 50% of the total contained silver could be categorized as an indicated resource.  It was only in June 2010, prior to completion of the resource audit referred to above, that Fresnillo, as operator, ultimately decided to initiate the prefeasibility study on the Juanicipio property, at which time, the Company announced that Minera Juanicipio appointed AMC Mining Consultants (Canada) Ltd. to undertake a prefeasibility study for the development of a standalone underground silver mine on the property.  The prefeasibility study has been commissioned as one of the studies necessary to explore the manner in which the Juanicipio Property should be developed and is expected to be completed by the end of calendar 2010.  MAG's 2010 budget for Minera Juanicipio includes its 44% contribution for both the exploration budget and the additional engineering budget.

5/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

Drilling in 2010 has been directed to the Valdecañas Vein in order to convert a substantial portion of the remaining inferred resource to an indicated resource. Exploration work will also continue along the Juanicipio Vein for a potential bonanza zone. Exploration will also focus on new areas in the search for other veins on the Juanicipio property.

Although progress continues on the Juanicipio Property, the Company continues to advise Fresnillo that MAG supports a more rapid development program for the Valdecañas Vein in accordance with industry best practices in order to ensure the best financial results for the property.  The Technical Committee and Board of Directors of Minera Juanicipio, comprised of representatives from both Fresnillo and the Company meet several times a year to discuss the business of Minera Juanicipio and to review and approve plans for the exploration and development of the Juanicipio property.

In the six months ending June 30, 2010, Fresnillo, as the operator, has completed 16,032 metres of drilling in 28 holes on the property, representing 66% of the proposed drilling for the year.

The 2010 exploration and development program has three objectives: 1) convert as much of the inferred contained silver ounces to an indicated resource category on the Valdecañas Vein;  2) explore along the Juanicipio Vein; and  3) explore the property for the next vein discovery.

Valdecañas Vein

The 2010 exploration program on the Valdecañas Vein was designed primarily to complete the 100 metre by 100 metre drill pattern and convert as much of the contained ounces from an inferred into an indicated resource category.  At the end of 2009 almost 46% of the total contained ounces were classified as indicated.

Drill results, as reported to the Company by Fresnillo, are presented in Table 1 and a resource update is currently in progress.  Further results are pending.

Footwall Vein

Several holes in the 2010 exploration program have intersected some very wide and high grade silver mineralization in the footwall vein along the western end of the Valdecañas Vein.  The best intercept was Hole JA which returned 5.66 metres, grading 1,241 grams per tonne (g/t) silver (36.2 ounces per ton (opt)), 0.27 g/t gold, 1.05% lead and 2.36% zinc (see Table 1). Much of the previous drilling intersected the footwall vein on occasion and many holes did not continue far enough to reach the footwall vein.  At this time there appears to be excellent exploration potential to extend the footwall vein down dip and to the west to the boundary of the joint venture.

Possible “New” Vein

Drilling on a structure mid-way between the western portion of the Valdecañas Vein and the Juanicipio Vein has intersected a possible new and well-mineralized vein, as yet unnamed.  This vein is believed to have been intersected at a high angle indicating a north dipping attitude (opposite to the known veins in Juanicipio, but comparable to known veins in the Fresnillo Mine area).  The true width is estimated at 2.75 metres and grades 490 g/t silver (14.3 opt), 0.94 g/t gold and negligible base metal values. Comparing it to the Valdecañas Vein, the elevation of the intercept, the low base metal values, the vein textures, and mineralogy indicate that this zone has been intersected near or at the top of the bonanza zone elevation. More drilling is required to confirm the continuity of this possible new vein and determine its strike and dip.

6/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

Juanicipio Vein

So far in 2010, the joint venture has drilled 4 holes (a fifth is in progress) on the Juanicipio Vein.  Intercepts continue to exhibit high silver and gold grades over narrow widths and the program continues to delineate the vein along strike to the west.  The best intercept in 2010 is Hole 19R which returned 0.52 metres grading 731 g/t silver (21.3 opt), 2.09 g/t gold, 10.50% lead and 7.66% zinc.  Drilling continues to delineate the vein along strike to the west; the vein has been traced for almost 1,400 metres to the west and remains open.

Table 1:  Juanicipio Joint Venture Assay Summary 2010 Drilling

Hole Number	From (metres)	To (metres)	Width (metres)	Silver g/t	Silver opt	Gold g/t	Lead %	Zinc %	True Width (metres)
Valdecañas Vein
FA	630.55	633.05	2.50	275	8.0	0.57	0.04	0.05	2.05
Footwall	633.85	640.85	7.00	350	10.2	0.17	0.09	0.10	5.73
GH	811.50	815.30	3.80	556	16.2	0.82	0.84	3.24	3.29
IG	929.10	936.20	7.10	110	3.2	1.91	2.42	4.47	6.67
JA	685.40	699.30	13.90	346	10.1	1.81	0.21	0.47	12.60
Footwall	741.80	750.60	8.80	1,241	36.2	0.27	1.05	2.36	5.66
FE	804.90	815.10	10.20	41	1.2	0.64	0.53	0.94	9.58
Footwall	834.20	841.05	6.85	190	5.5	0.51	4.02	4.90	5.25
MH	814.10	817.45	3.35	481	14.0	0.94	2.43	6.01	2.90
NA	728.30	729.75	1.45	1,655	48.3	1.57	1.10	1.24	1.26
Footwall	752.75	753.50	0.75	1,150	33.5	0.30	0.05	0.15	0.40
NF2	757.60	762.80	5.20	523	15.3	2.94	2.23	5.67	4.89
Juanicipio Vein
17R	860.85	862.15	1.30	158	4.6	1.09	0.42	1.65	1.13
19R	921.60	922.20	0.60	731	21.3	2.09	10.50	7.66	0.52
20R	844.05	844.70	0.65	57	1.7	2.16	0.74	0.30	0.30
21Q	No Significant Values
Possible New Vein
37P	476.10	481.60	5.50	490	14.3	0.94	0.00	0.02	2.75

Quality Assurance and Control:  The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001).  Samples shipped also include intermittent standards and blanks.  Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis.  Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab).  The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyze and a calculated head grade is received on the basis of a concentrate balance.  The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure.

7/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

For the six month period ended June 30, 2010 the Company's 44% share of joint venture expenditures amounted to $1,477,245 (2009: $1,110,996).  Presently there are a total of 5 drills in operation.

The Company has spent on its own account or advanced Minera Juanicipio a cumulative total of $10,087,595 for its 44% of acquisition and exploration costs to June 30, 2010 (2009 - $9,277,743).  None of these costs or advances discussed herein takes into account subsequent currency translation adjustments.

Cinco de Mayo Property

The Cinco de Mayo property is located approximately 190 kilometres north of the city of Chihuahua, in northern Chihuahua Sate, Mexico.  Cinco de Mayo is a 15,000 hectare property straddling the same regional structure that contains the largest Carbonate Replacement Deposits (“CRDs”) in Chihuahua. Exposures are very limited, so exploration is guided by MAG's CRD exploration model, airborne magnetic and VTEM and ZTEM surveys, surface mapping of the sparse outcrops, and drilling.  Results to date indicate the presence of a deep 2 by 3 kilometre intrusive center with high-level intrusive offshoots lying beneath a high limestone ridge, flanked by a series of prominent linear magnetic lows that coincide with NW-SE structural zones. Cinco de Mayo is held 100% by MAG and is one of eight district scale projects operated by MAG.

Drilling during the second quarter of 2010 totaled 15,549 metres (first quarter drilling was 15,645 metres) at Cinco de Mayo.  To date, the Company has drilled a cumulative 124,850 metres on the property, in 268 holes, and outlined high grade silver/lead/zinc mineralization along approximately 2,000 metres of strike length of the Jose Manto as well as the increasingly important Pozo Seco Molybdenum and gold zone described below.

The current drilling and geophysical work is part of an initial approximately $5.0 million budget for exploration work at Cinco de Mayo in 2010.  The Company has incurred $5,415,683 in exploration costs at Cinco de Mayo during the six months ended June 30, 2010 (2009: $5,157,538) and a cumulative total of $23,316,813 to June 30, 2010.  Although the original 2010 Cinco de Mayo exploration budget has already been expended in the first part of the year ($5,415,683) due to accelerated and additional drilling in 2010, extensive exploration continues on the property.  The Company has since revaluated its exploration plans and budget on Cinco de Mayo for the second half of the year, and revised its overall 2010 budget on the property to $8.8 million. It expected that diamond drilling will continue aggressively on the "Pozo Seco" area at Cinco de Mayo through the balance of the year, as drilling results continue to demonstrate the high exploration and resource potential of the property and justify continued exploration and subsequent expenditures.

In late 2009 the Company announced the discovery of a new zone of high grade molybdenum and gold mineralization named “Pozo Seco” in the western part of the project area.  Although still at an early stage of understanding it is evident that Pozo Seco is developing substantial size and grade potential.  Drilling to June 30, 2010 clearly demonstrates grade, width and continuity within the Pozo Seco Prime discovery zone with contiguous holes outlining a very significant tabular body roughly measuring 1,800 metres long, averaging 250 to 300 metres wide and 50 metres thick. Successful in-fill drilling has defined the body on roughly 100 metre centres in order that a resource calculation could be undertaken. This was initiated in June, 2010, and subsequent to June 30, 2010, the Company announced the release of an initial mineral resource estimate for the Pozo Seco molybdenum-gold discovery prepared by Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) based on drill results available to July 12, 2010.

“At a cut-off grade of 0.022% Mo, the Indicated Mineral Resources are estimated at 29.1 million tonnes grading 0.147% Mo (Molybdenum) and 0.25 g/t Au (Gold), containing 94.0 million pounds Mo and 230,000 ounces Au.  Inferred Mineral Resources are estimated at 23.4 million tonnes grading 0.103% Mo and 0.17 g/t Au, containing 53.2 million pounds Mo and 129,000 ounces Au.”

The above resource estimate summary statement has been read and approved by David A. Ross, P.Geo, Senior Consulting Geologist at Scott Wilson RPA who is the independent qualified person as defined under National Instrument 43-101. A National Instrument 43-101 technical report documenting the mineral resource estimate will be filed on SEDAR by September 17, 2010.

8/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

Also during the quarter ended June 30, 2010, metallurgical testing was initiated in order to assess the mineral recoverability of molybdenum and gold.  Both leaching and flotation techniques are being tested. Completion of this initial metallurgical work and preliminary results are expected by September 2010. The body remains open in several directions, but the exploration focus has shifted towards finding the inferred large-scale source of this major CRD system while the metallurgical studies for Pozo Seco are underway.

Overall, drilling at Cinco de Mayo has encountered strong Carbonate Replacement Deposits ("CRD”)/skarn style mineralization and alteration throughout an area roughly 8 by 16 kilometres, with very few drill holes completely lacking mineralization.  The ability to test the system with such large drilling step outs is testimony to the widespread development and potential size of this CRD system.  Recent drilling has focused on locating the central (proximal) intrusive source for the system, to which outer (distal) styles of mineralization should be zonally related.  The strong molybdenum mineralization in silicified breccias above the large regional positive magnetic anomaly at Pozo Seco is comparable to what is seen in the proximal parts of several major Mexican and US CRD systems, and is consistent with what MAG's CRD exploration model predicts.  The molybdenum zone outlined at Cinco is several times larger than that in the largest known CRDs in Mexico, suggesting that any associated CRD may be proportionately important. Gold, silver and base metal intercepts encountered at depth in some of the recent drill holes further substantiate this exploration model.

Pozo Seco Moly-Gold Zone

The Pozo Seco mineralization zone consists of two main parts:  The Pozo Seco Prime Zone and Pozo Seco Northwest Prime Zone. A fault is interpreted to mark the division between these two zones.  A number of the recent holes drilled in the Prime Zone include some of the thickest and highest grade intercepts seen there to date; and also some of the thickest mineralization seen to date has been drilled in the Northwest Prime Zone (see Hole 221, which cut 278.42 metres of 0.052% molybdenum (Mo) with 0.10 g/t gold; including several high-grade zones such as 34.06 metres (115.29 to 149.35 metres depth) grading 0.158% moly with 0.21 g/t gold).  Exploration drilling to trace this “Pozo Seco Deep Mineralization” has also been undertaken, with results pending.

Pozo Seco Prime Zone (Moly-Gold)

Sixteen new well-mineralized holes (CM10-197, 200, 203, 206, 209, 213, 217, 220, 223, 225, 227, 228, 229, 232, 234 and 240) from the heart of the "Prime Zone" were reported and include some of the thickest and highest grade intercepts from the broadest part of the Prime Zone. Hole CM10-217, which lies along the northeast flank of the zone is the best of the more easterly holes; reporting 80.3 metres (263.4 feet) (6.10 to 86.40 metres depth) grading 0.264% moly with 0.15 g/t gold. Hole CM10-223 is the best of the holes along the southwestern flank of the zone; reporting 71.43 metres (234.3 feet) (3.05 to 74.48 metres depth) grading 0.139% moly with 0.14 g/t gold. These holes significantly reinforce thickness, continuity and grade within a zone 900 metres long and 250-350 metres wide that leads into the 600 metre long "Northwest Prime" zone, where mineralization thickens dramatically. These results also indicate that the Prime Zone remains open both to the east and west.

Northwest Prime Zone - Including Northwest Deep Zone

Ten new well-mineralized holes (CM10-208, 211, 221, 224, 226, 230, 231, 233, 236, and 237) from the “Northwest Prime Zone” were reported and include the thickest moly-gold intercepts to date at Pozo Seco: 278.42 metres (913.45 feet) of 0.052% molybdenum (Mo) with 0.10 grams per tonne (g/t) gold; including several high-grade zones such as 34.06 metres (111.7 feet) (115.29 to 149.35 metres depth) grading 0.158% moly with 0.21 g/t gold.  Four holes in this immediate area (CM10-144, 182, 208, 211, 230) indicate that mineralization in this "Northwest Deep Prime" zone is thickening, extending deeper and moving farther west than previously thought. This may imply that a major fault-controlled mineralizing fluid input zone has been encountered. This fault zone may be part of the controlling structure to the regional mineralization pattern and may lead back to the lead-zinc-silver rich source for the observed moly mineralization. Drilling in this area was stepped up to explore for the root of the system but several holes (CM10-230, 233 and 236 were lost in a caving fault zone.  Continued drilling will attempt to test beneath this area.

9/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

Northeastern and Tres Amigos Zones (Gold/Moly)

Five holes (CM10-193, 199, 205, 212, and 218) were drilled on the northeastern side of the Northwest Prime zone and ten holes (CM10-192, 194, 195, 198, 202, 204, 207, 210, 216 and 222) in the Tres Amigos zone that  report similar gold grades to the overall Prime Zone, but with spotty and low moly values. CM10-210 is the exception in this zone, reporting 0.044% moly and 0.15 g/t gold over 63.77 metres (209.2 feet) (102.02 to 165.79 metres depth). These holes all contribute to the emerging recognition that the main moly-gold zone gives way gradually to a lateral zone where gold remains significant but diminished moly.

Pozo Seco South (Gold Dominant Area)

Hole CM10-196 was drilled as a 50 metre offset to Hole CM10-159, which cut 1.85 g/t gold over 13.82 metres (see press release of March 26, 2010). Hole CM10-196 cut the same structure and reported 1.78 g/t gold over 3.44 metres (50.92 to 54.36 metres depth), including 6.02 g/t gold over 0.90 metres. This demonstrates lateral continuity of gold mineralization in the vein, which is being followed up during third quarter 2010.

Rancho Zone (Copper, Lead, Zinc Area)

MAG also drilled a series of four step-out holes (CM10-235, 238, 239 and 247) through complete cover designed to test the Pozo Seco Fault 500 metres southwest to 1.1 kilometres west of Pozo Seco Prime. The first of these holes was an angle hole CM10-235, which encountered an altered 2 metre wide quartz porphyry dike in the fault at 238 metres downhole with 0.40 metre (223.08 to 223.48 metre downhole) of sulfide replacement mineralization grading 0.51% copper and 0.84% lead in limestone on the north side. This was followed with 100 metre offsets to the east and west (CM10-238 and 239 respectively). CM10-239 intersected 3.75 metres of 0.17 g/t Au, 0.41% Pb and 1.24% Zn starting at 172 metres within the Finlay limestone. Hole CM10-247 cut the Pozo Seco Fault at 300 metres and entered the favourable Finlay Limestone. The Finlay is in turn cut by a series of 5 strong quartz-calcite-barite-sulphide veins, ranging from 0.50 to 5.50 metres in thickness with up to 10% base metal and pyrite sulphides. These "Rancho Zone" veins are very similar to calcite-quartz-sulphide veins encountered above and around high-grade manto, chimney and skarn zones in many of the world's large CRDs. Assays are pending for this hole. Drilling is in progress to determine the source of the veins.

Geophysical Targets

Five holes (CM10-195, 201, 215, 216, and 219) were drilled southeast and northwest of the Pozo Seco zone to test alignments of strong VTEM and ZTEM geophysical anomalies that were virtually identical to those observed over the Pozo Seco Prime Zone. None of the holes hit significant mineralization; the anomalies appear to reflect fault juxtaposed rocks of contrasting conductivity.

On-going Exploration Program

At the end of the second quarter, drilling continued with 2 drill rigs dedicated to seeking the large-scale replacement and skarn mineralization typical of the deposits in the trend hosting Cinco de Mayo.

Subsequent to June 30, 2010, the Company entered into an option agreement to acquire a 100% interest in three additional mining concessions adjacent to the Cinco de Mayo property. The Company paid US$20,000 upon executing the agreement, and is required to pay an additional US$90,000 for these mining concessions, in stages through 2015.

10/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

Lagartos Land Package

The Company owns a 135,000 hectare land package called Lagartos, near the Juanicipio property. Two claim groups, Lagartos NW and Lagartos SE, lie northwest and southeast of the Juanicipio Joint Venture along the “Fresnillo Silver Trend”, a large regional structural zone hosting the world class Guanajuato, Zacatecas and Fresnillo epithermal silver-gold vein districts.

Lagartos SE exploration has targeted the discovery of extensions to major veins in the historically prolific Zacatecas silver district. The Veta Grande Vein was the second most important vein in the district with significant ore-shoots distributed intermittently along its 12 kilometre trace across the north-central part of the district.  The vein disappears under alluvium at both ends, but MAG's late 2009 drilling appears to have found its eastern continuation under cover. Holes were targeted along the direct projection of the vein, approximately 500 metres east of its last confirmed outcrop, through roughly 100 metres of alluvium.  This discovery shows that this important and historic vein is open along strike from areas of past production, with MAG's wholly owned property covering an additional 4 kilometres of possible projection.  In a second discovery in the same vicinity, holes drilled in the Puerto Rico Vein, which runs parallel to the Veta Grande Vein, have encountered high-grade silver mineralization as reported by the Company in its press release dated January 19, 2010.  Accompanying low base metal values indicate the vein was likely intersected at a high level. Future work will focus on exploring these significant results.

To date, 44 holes have been drilled in four principal areas within and along the projections of major vein systems in Lagartos SE around the historic Zacatecas District. No new drilling occurred in the second quarter. Ground geological surveys and drilling access negotiations are underway and an airborne geophysical survey is planned to help trace the extensions of the Veta Grande and Puerto Rico vein targets across MAG controlled property in preparation for follow up drilling later in 2010.

A gravity survey is planned for Lagartos NW in 2010 to explore for a buried silicified ridge that may sub crop in a shallower alluvial environment.

The Company incurred $331,504 in exploration costs on the Lagartos properties during the period ended June 30, 2010 (2009: $2,537,403), and a cumulative total of $10,239,239 to June 30, 2010 in exploration costs.  The Company's budgeted exploration programs at Lagartos for 2010 are approximately $1,300,000.

Batopilas

To date, the Company has incurred $5,094,331 in exploration costs and $1,422,672 in acquisition costs on this 4,800 hectare property in the historic Batopilas native silver mining district in Chihuahua. Work on the property in the current period has included mapping and sampling along a new road being built across the property by the State of Chihuahua. The Company incurred $139,617 in exploration costs on Batopilas during the period ended June 30, 2010 (2009 - $60,186) and has a budgeted 2010 exploration program at Batopilas of approximately $200,000.

Guigui

The Guigui project is a 4,500-hectare property in the Santa Eulalia Mining District, home to the world's largest CRD camp. The Company has incurred $1,525,219 in exploration costs and $1,576,570 in acquisition costs to date. Strong aerial magnetic anomalies remain to be drilled. The Company incurred $11,846 in exploration costs on Guigui during the six months ended June 30, 2010 (2009 - $36,346).  The Company's budgeted exploration programs at Guigui for 2010 are approximately $35,000.

La Mojina Property

On March 30, 2010, the Company entered into an option agreement to acquire a 100% interest in the La Mojina Property, subject to a 2.5% net smelter returns royalty, half of which can be purchased at any time for US$1,250,000.  The La Mojina Property lies along the main strand of the Mexican CRD Belt, which includes the Company's nearby Cinco de Mayo property (which lies 50 kilometres north of Mojina). Under the terms of the agreement, the Company paid US$35,000 ($35,788) upon signing the agreement and an additional US$65,000 ($64,950) on April 14, 2010.  The Company is obligated to make additional scheduled cash payments totalling $960,000 through 2015 and incur cumulative exploration expenditures totalling $2,500,000 over five years to 2015. To June 30, 2010, the Company has completed $12,323 in exploration costs.  On June 25, 2010, the Company acquired by concession an additional claim adjacent to the optioned properties.

11/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

Other Properties

As at June 30, 2010, the Company has capitalized $1,482,203 in acquisition costs on other properties in Mexico.  The other properties include the Zacatecas claims, the La Lorena claims, the Nuevo Mundo claims, the Camino Duro claims, the Salemex claim options and the San Ramone claim option.

In July, 2009 the Company optioned, from Castle Resources, the San Ramone property adjoining Lagartos SE located in the historic Mala Noche silver vein system. The option agreement calls for a cash advance of US$75,000 (paid), a payment of US$ 750,000 on July 14, 2014, and work commitments totaling US$3,250,000 over five years (approximately US$ 462,000 incurred to date) for MAG to acquire a 100% interest subject to a 1.5% Net Smelter Royalty. The San Ramone property, combined with MAG's existing holdings at Lagartos SE, gives MAG control of a significant portion of the eastern part of the Mala Noche system.

MAG has drilled four holes in the San Ramone claim group, optioned from Castle Resources in 2009, covering the north western continuation of the Las Majadas-Pajarito Hill Vein zone within the important Mala Noche Vein system.  Earlier drilling showed a progressive northwest thickening of these veins and an increase in lead and zinc sulphide content towards San Rafael. The results show the continuation of the grade trend but thinning of the vein.  Further drilling in this area will target three other veins with strong surface expressions.

During the period ended June 30, 2010, the Company completed approximately $234,113 in exploration costs (2009: $1,464,961) on these properties.  Further exploration work of approximately $320,000 is budgeted for these projects in 2010.

OUTLOOK

The Company continues to explore its properties in Mexico and although the Company's working capital position remains strong, the Company will execute its business plan prudently into 2010.  The Company has assessed the carrying values of its mineral properties as a result of current market conditions.  Based on current and expected metals prices and cost structures, management has determined that the values of the Company's mineral properties have not been impaired at this time. However, should current market conditions and commodity prices worsen and/or persist for a prolonged period of time, an impairment of mineral properties may be required.

MAG had initially approved a total exploration and administration budget of approximately $15 million for 2010, of which approximately $10.2 million has been expended to June 30, 2010.  Of the original 2010 budget, $2.9 million was allotted for the Company's 44% share of both Minera Juanicipio's US$4.4 million 2010 exploration budget and its US$1.5 million engineering budget for a prefeasibility study.  Drilling at Juanicipio by operator Fresnillo is expected to continue at roughly the same level in 2010 as it did in 2009 at approximately 26,000 metres, and the prefeasibility study is expected to be completed by the end of calendar 2010.

Over 40% of the Company's remaining 2010 budget had been committed to exploration at Cinco de Mayo (approximately $5.0 million).  However, due to accelerated and additional drilling at Cinco de Mayo in 2010, the original 2010 exploration budget was already expended on the property by June 30, 2010 ($5,415,683).  The Company has since revaluated its exploration plans and budget on Cinco de Mayo for the second half of the year, and revised its overall 2010 budget on the property to $8.8 million. It expected that diamond drilling will continue aggressively on the "Pozo Seco" area at Cinco de Mayo through the balance of the year, as drilling results continue to demonstrate the high exploration and resource potential of the property and justify continued exploration and subsequent expenditures.

12/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

Presently, MAG has five drills operating at Cinco de Mayo while at Juanicipio the joint venture has a total of five drills testing the Valdecañas Vein, the Juanicipio Vein and exploring for other veins. The Company intends to continue to take all steps necessary to protect its rights under the Minera Juanicipio Shareholders Agreement.  The Company also intends to grow its independent project portfolio through successful exploration and acquisitions.

OUTSTANDING SHARE DATA

The Company's authorized capital consists of an unlimited number of common shares without par value.  As at August 12, 2010, the following common shares and stock options were outstanding:

	Number of	Exercise	Remaining
	Shares	Price ($)	Life (mos/years)
Capital Stock	54,538,395
Stock Options	3,592,140	$1.00 - $14.70	5 months to 4.7 years
Fully Diluted	58,130,535

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2010 the Company had working capital of $51,947,117 compared to $35,938,222 at June 30, 2009, including cash on hand of $51,313,141 (2009: $35,423,333). Current liabilities at June 30, 2010 amounted to $2,135,502 (2009: $3,165,649) and are attributable primarily to accrued legal and exploration (drilling) expenses.  The increase in the Company's cash and working capital position at June 30, 2010 as compared to the prior period is attributable to a completed brokered private placement financing that closed on May 18, 2010, whereby the Company issued 4,603,500 common shares of the Company at a price of $7.65 per share for gross proceeds of $35,216,775. The Company paid a 5.0% commission to the underwriters on this placement, and legal and filing costs totaled an additional $284,920.  Net proceeds to the Company after all related issue costs were $33,171,016. The net proceeds of the offering will be used to fund exploration and predevelopment of Juanicipio and Cinco de Mayo as well as for working capital.

During the period ended June 30, 2010, 618,326 stock options were exercised for cash proceeds of $1,105,176 (2009: 93,703 for cash proceeds of $252,975).  In the six months ended June 30, 2010 there were no shares (2009 – Nil) issued for mineral properties.  The primary use of cash during the period was for mineral property acquisition and exploration expenditures totaling $5,214,337 for the six months ended June 30, 2010 (2009: $11,263,120). The Company also spent on its own account and through advances to Minera Juanicipio $1,477,245 (2009: $1,016,052) on the Juanicipio property for its 44% of acquisition and exploration costs in the six months ended June 30, 2010. The Company makes cash deposits to Minera Juanicipio from time to time as cash called by operator Fresnillo.

The Company's primary source of capital has been from the sale of equity.  The Company currently has sufficient working capital to maintain all of its properties and planned programs for a period in excess of the next year.  The Company will also have sufficient working capital to fund its 44% share of initial costs for possible underground development and other accelerated engineering and development programs on the Juanicipio project should they occur within the next year. In management's opinion, the Company is able to meet its ongoing current obligations as they become due. Based on exploration results, the Company will select only certain properties to complete option and purchase arrangements on. However, the Company will likely require additional capital in the future to meet its project related expenditures, as it is unlikely that the Company will generate sufficient operating cash flow to meet all of its future expenditure requirements. Future liquidity will depend upon the Company's ability to arrange additional debt or equity financing, as the Company relies on equity financings to fund its exploration and corporate activities. While the Company has been successful in securing financings in the past, given the Company has incurred losses from inception and does not have any operating cash flow, there can be no assurance that additional capital or financing will be available if needed or that, if available, the terms of such financings will be favourable to the Company.

13/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Mexican Pesos. The Company also has cash and certain liabilities denominated in United States dollars.  As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates.

Contractual Obligations

The following table discloses the contractual obligations of the Company for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment:

(Property expenditures in U.S. dollars, as per agreement)

Option Payments and Exploration Expenditures	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Salemex Property Option	1,900,000	400,000	1,200,000	300,000	Nil
San Ramone Property Option (1)	3,511,900	11,900	1,500,000	2,000,000	Nil
La Mojina Property Option (2)	3,460,000	150,000	950,000	2,360,000	Nil
La Esperanza Property (3)	5,450,000	850,000	2,850,000	1,750,00	Nil
Office Lease	747,427	154,036	314,592	240,834	Nil

(1)  The San Ramone Property option consists of $2,761,900 in exploration commitments and $750,000 in a single property option payment in year 4.

(2)  La Mojina Property option consists of $2,500,000 in exploration commitments and $960,000 in property option payments.

(3)  La Esperanza Property option consists of $5,000,000 in exploration commitments and $450,000 in property option payments.

At the Company's Annual General and Special Meeting held on June 22, 2010, the shareholders approved the continuation of the Company's Shareholder Rights Plan, originally approved in January 2008 and subsequently amended in March 2009, thereby ratifying the existing agreement between the Company and Computershare Investor Services Inc.  The full text of the Rights Plan may be obtained under the Company's profile on SEDAR at www.sedar.com .

OTHER ITEMS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the ICC Arbitration described above.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

ADDITIONAL DISCLOSURE

Trend Information

Other than the obligations under the Company's property option agreements, there are no demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a “Trend” as it is unlikely that all such obligations will be eliminated from the Company's future business activities.

14/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least June 30, 2011.

The scale and scope of the Juanicipio project could require significant development capital in the years ahead exceeding the Company's on hand cash resources.  It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly the Company may need to raise additional capital by issuance of equity in the future.

RISKS AND UNCERTAINTIES

The Company's securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company's Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company's most recently filed AIF available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty since mid-year 2008.  The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully.  These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general.  The Company will consider its business plans and options carefully going forward.  Other risks and uncertainties faced by the Company are listed under “Risks and Uncertainties” above and under “Risk Factors” in the Company's most recently filed AIF.

At June 30, 2010, the Company had a receivable of $2,483,007 from the Mexican government for value added tax (“IVA”).  Although full recovery is expected by management, recoveries to date have been slow and intermittent.  The Company has discussed its outstanding IVA receivables with the Mexican authorities and there is no reason to believe these amounts will not be received.  Subsequent to June 30, 2010 the Company received 6,813,182 Pesos ($563,178) of IVA refunds that were previously outstanding at June 30, 2010.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company paid or accrued non-executive directors fees of $65,000 during the six months ended June 30, 2010 (June 30, 2009 - $194,472).

The Company is party to a Field Services Agreement, whereby it has contracted exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”).  Since January 2006, these companies have a common director with the Company.  During the six months ended June 30, 2010, the Company accrued or paid Cascabel and IMDEX consulting, administration and travel fees totaling $132,299 (June 30, 2009 - $181,671) and exploration costs totaling $1,251,215 (June 30, 2009 - $1,843,740) under the Field Services Agreement.

The Company was a party to an office services agreement with Platinum Group Metals Ltd., a company with three common directors.  Although the agreement was terminated with effect at December 31, 2009, transitional office services were provided under the agreement as the Company moved to new offices.  During the six months ended June 30, 2010, the Company accrued or paid Platinum Group Metals Ltd. $19,500 under the office service agreement (June 30, 2009 - $68,196).

15/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

These transactions were incurred in the normal course of business and are measured at the exchange amount which was the consideration established and agreed to by the noted parties.

CRITICAL ACCOUNTING ESTIMATES

The Company's critical accounting estimates are set out in the Annual Management Discussion and Analysis for the year ended December 31, 2009.

RECENT ACCOUNTING PRONOUNCEMENTS

(i) CONVERGENCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011. Accordingly on January 1, 2011, the Company will adopt IFRS as the basis for preparing its consolidated financial statements, and will issue its financial results for the quarter ended March 31, 2011 prepared on an IFRS basis with restatement of comparative information presented for the quarter ended March 31, 2010 including a restated opening January 1, 2010 balance sheet. It is expected that the overall presentation of the financial statements will change significantly and become more voluminous, as the Company complies with increased disclosure requirements under IFRS and differing presentations of the balance sheet and statements of loss and cash flows. It is expected that policy changes implemented pursuant to IFRS may have a material effect on the Company's financial statements.

Management anticipates completing its reporting conversion to IFRS on a timely basis under the following convergence plan.

At June 30, 2010 the Company had working capital of $51,947,117 compared to $35,938,222 at June 30, 2009, including cash on hand of $51,313,141 (2009: $35,423,333). Current liabilities at June 30, 2010 amounted to $2,135,502 (2009: $3,165,649) and are attributable primarily to accrued legal and exploration (drilling) expenses.  The increase in the Company's cash and working capital position at June 30, 2010 as compared to the prior period is attributable to a completed brokered private placement financing that closed on May 18, 2010, whereby the Company issued 4,603,500 common shares of the Company at a price of $7.65 per share for gross proceeds of $35,216,775. The Company paid a 5.0% commission to the underwriters on this placement, and legal and filing costs totaled an additional $284,920.  Net proceeds to the Company after all related issue costs were $33,171,016. The net of proceeds of the offering will be used to fund development of Juanicipio and Cinco de Mayo as well as for working capital.

Company's Convergence Plan

On June 22, 2010, the Company appointed a new full time Chief Financial Officer (“CFO”), who will lead the Company's conversion to IFRS.  The CFO has participated and continues to participate in ongoing training sessions provided by external advisors on the conversion process.  As well, the Company's external auditors have been engaged to provide advice and improve the quality of the conversion.

The conversion project will be executed in accordance with the following four phases:

1.

Review and Assessment

2.

Planning and Design

3.

Implementation

4.

Post Implementation Review

The Company's main objective in the selection of IFRS policies and transition elections is to become IFRS compliant while ensuring it provides meaningful and transparent information to stakeholders.  The audit committee of the Company will be kept informed of management's decisions on accounting policy choices under IFRS, project status and significant IFRS developments. Management will continue to monitor current IFRS developments as multiple changes are expected to come into effect as the Company transitions to IFRS.

16/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

Phase 1: Review and Assessment

In this phase, management is conducting a detailed review of all relevant IFRS standards to identify differences with the Company's current accounting policies and practices, give separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and address those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS.

To date, the Company has substantially completed its review of the significant IFRS differences between Canadian GAAP and IFRS. This assessment has provided insight into those areas that will be impacted by the conversion, and allowed the Company to prioritize those differences that could have a significant impact on its financial statements.  These areas include: accounting for deferred exploration costs and mineral rights; accounting for the Company's 44% interest in Minera Juanicipio; translation of foreign currencies; alternatives available under IFRS 1 (First Time Adoption of IFRS); and, disclosure requirements and presentation differences.

The most significant potential impact of accounting policy differences on the Company's consolidated financial statements relates to the accounting for deferred exploration costs and mineral rights. The Company is in the exploration stage and under Canadian GAAP currently capitalizes all costs related to the acquisition and exploration of its mining rights. Management regularly reviews the carrying value of mineral rights and deferred exploration costs for evidence of impairment, and when the carrying values are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

IFRS 6 “exploration for and evaluation of mineral resources,” prescribes the financial reporting for the exploration for and evaluation of mineral resources.  IFRS 6 does not require or prohibit any specific accounting policies for the recognition and measurement of exploration and evaluation assets.  Under IFRS 6, an entity is permitted to continue to use its existing accounting policies provided that they result in information that is relevant to the economic decision making needs of users and that is reliable. A policy choice is therefore required under IFRS dictating whether the Company continues to capitalize costs related to the acquisition and exploration of its mining rights, or elects to expense them as incurred.  If the latter choice is made, the opening January 1, 2010 IFRS balance sheet will show a nil carrying value for the Company's mineral rights and deferred exploration costs.

Management is also assessing the impact of IFRS adoption on the Company's internal controls over financial reporting, disclosure controls and procedures, information technology and data systems. As a preliminary assessment, the Company does not expect that the conversion to IFRS will have a significant impact on its accounting processes and internal controls (including information technology and data systems).

The Company does not expect the conversion to IFRS to have a significant impact on its risk management or other business activities. Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.

Phase 2: Planning and Design

The Company will over the next two months engage in the project planning and design phase, which will include the evaluation of accounting policy alternatives and the investigation, development and documentation of solutions to resolve differences identified in phase 1 above. Management will also put forth recommendations to the Audit Committee regarding required and optional policy selections under IFRS 1 on conversion.

17/19

MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

Phase 3: Implementation

In this phase, management will implement the changes to affected accounting policies and practices, business processes, systems and internal controls.  The changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are properly addressed in time for the changeover.

During this phase, management will prepare 2010 opening balance sheets and reconciliations of 2010 interim and year end statements to Canadian GAAP statements of the same periods.  The target will be to prepare these statements as soon a practicable through 2010. It is expected that draft opening balance sheets will be prepared during the fourth quarter of 2010, allowing management adequate time to comply with reporting under IFRS in the first quarter of 2011.

Phase 4: Post Implementation

A post implementation review will be performed early in 2011 to ensure full compliance with IFRS.

(ii) BUSINESS COMBINATIONS

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interest. These new standards are harmonized with International Financial Reporting Standards (IFRS). Section 1582 specifies a number of changes, including: an expanded definition of a business, a requirement to measure all business acquisitions at fair value, a requirement to measure non-controlling interests at fair value, and a requirement to recognize acquisition-related costs as expenses. Section 1601 establishes the standards for preparing consolidated financial statements. Section 1602 specifies that non-controlling interests be treated as a separate component of equity, not as a liability or other item outside of equity. The new standards will become effective in 2011 but early adoption is permitted. The Company is evaluating the attributes of early adoption of this standard and its potential effects if events or transactions occurred that this standard applies to.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings (“Multilateral Instrument 52-109”) is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.  The consolidated Company operates in both Canada and Mexico and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions.  The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's disclosure control procedures as of December 31, 2007, 2008 and 2009 through inquiry, review, and testing, as well as by drawing upon their own relevant experience.  The Company retained an independent third party specialist in each of the past three years to assist in the assessment of its disclosure control procedures.  The Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure control procedures are effective.

The Company also maintains a system of internal controls over financial reporting, as defined by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with Canadian GAAP.  The Company retained an independent third party specialist in 2006, 2007, 2008, 2009 and in 2010 to assist in the assessment of its internal control procedures.  The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which is composed of independent non-executive directors. The audit committee meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee composed of non-executive directors whose recommendations are followed with regard to executive compensation. From time to time the board may also form special sub-committees, which must investigate and report to the Board on specific topics.

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MAG SILVER CORP.

(An exploration stage company)

Management Discussion & Analysis

For the period ended June 30, 2010

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 and have concluded that the Company's internal control over financial reporting is effective.  There have been no changes in internal control over financial reporting during the period ended June 30, 2010 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Subsequent Information

There have been no material subsequent events to report herein.  There are subsequent events reported elsewhere within this document.

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